Bank Austria
Creditanstalt

A Member of HVB Group
8420 / Investor Relations
Vordere Zollamtsstrasse 13
1030 Vienna / Austria
Tel.: +43 (0) 50505 - 58853
Fax: +43 (0) 50505 - 56112

RECEIVED
2004 JUL -7 A 8:52
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street
Washington, DC 20549
United States of America

04035288

Vienna, 22. June 2004

Attn: Office of International Corporation Finance

Re: Bank Austria Creditanstalt AG, **file number 82-34765**
Submission of Information pursuant to Rule 12g3-2(b)

SUPPL

Dear Sir or Madame:

Please find enclosed information from Bank Austria Creditanstalt pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Please do not hesitate to contact me (+43-50505-58803) with any questions you have.

Bank Austria Creditanstalt AG

Gerhard Smoley e.h. / Ursula Künstler

dlw 7/13

PROCESSED
JUL 13 2004
THOMSON FINANCIAL

Harald Triplat ☎ +43 (0) 50505 50005
Gerhard Smoley ☎ +43 (0) 50505 58803

Vienna, 16 June 2004

BA-CA will strongly expand its banking network in CEE

- **BA-CA strengthens its retail banking business**
- **Some 200 new branches to be opened by 2007**
- **ROE target of 25 per cent by 2006**
- **BA-CA aims at becoming the undisputed number 1 in CEE**

Bank Austria Creditanstalt (BA-CA) will expand its branch network in Central and Eastern Europe (CEE) from currently 850 offices to about 1,050 by 2007. The number of clients will increase, without taking acquisitions into account, from 4.0 to to 4.5 million by 2005. Return on equity before taxes within the CEE business segment is to be raised from currently 17.3 to 25 per cent. At the same time, BA-CA intends to strongly enhance mobile sales and sales cooperations with other companies. "We have set ourselves a clear target: We want to become the undisputed number 1 in CEE," says Erich Hampel, Chairman of the Managing Board of Bank Austria Creditanstalt.

BA-CA currently operates 850 branches in 11 CEE countries. The bank intends to open 80 new branches in Poland by 2007. Plans call for the banking network in Hungary to be more than doubled from 38 to over 100 offices. In South East Europe, BA-CA will create 30 new branches in addition to 32 offices acquired from the Croatian Finance Agency FINA last year. BA-CA is currently in the process of integrating those branches into its existing network in Croatia. The integration process is to be completed in the course of the summer. At the same time, BA-CA will expand its mobile sales activities in all CEE countries. BA-CA is already using this sales method very successfully in the Czech Republic.

Parallel to organic growth, BA-CA intends to expand its banking network through acquisitions.

Changes in the CEE Managing Board of BA-CA:

Subject to approval by the local authorities Anton Knett, currently Head of Division South-East Europe at BA-CA, will join the Managing Board of BA-CA's Polish subsidiary Bank BPH. In the role of Vice President, he will assume the function of Chief Operating Officer (Operations and IT) and will support the implementation of the new strategy of the bank thanks to his long-standing experience in CEE. Alexander Picker, currently Chief Operating Officer at Bank BPH, will take over the position of Chairman of the Managing Board of HVB Bank Yugoslavia, succeeding Christoph Greussing in his function. Mr Greussing will become member of the Managing Board of BA-CA's leasing subsidiary CAC Leasing in Prague.

The divisions "Central Eastern Europe (CEE)" and "South Eastern Europe (SEE)" within BA-CA Vienna will be merged as of 1 September 2004. Martin Gruell, 44, currently Senior General Manager CEE, will become the head of the new division.

Bank Austria Creditanstalt AG
8420 Investor Relations
Schottengasse 6-8
1010 Wien, Austria

Tel:+43 (0)5 05 05-58853
Fax:+43 (0)5 05 05-58808
E-Mail: ir@ba-ca.com
http://ir.ba-ca.com